

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

<u>Via E-mail</u>
Tommy Yu Yan Cheung
Chief Executive Officer
Royal Bakery Holdings, Inc.
405 Old County Rd.
Belmont, CA 94002

>   **Re: Royal Bakery Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 31, 2013**
>   **File No.**

Dear Mr. Cheung:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General,</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us your analysis addressing why you should not be considered a shell company under rule 405 of the Securities Act. In the alternative please

revise to identify yourself as a shell company in one of the introductory paragraphs of your prospectus summary. Your analysis should be based on your assets and operations rather than the assets and operations of your affiliates.

3. Please update the financial statements as necessary, to comply with Rule 8-08 of Regulation S-X.

4. A currently dated consent of the independent registered public accountant should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Registration Statement Cover Page

5. Please revise the "Proposed Maximum Aggregate Offering Price" in the registration fee table to reflect the aggregate offering price calculated as the "Amount to be Registered" multiplied by the "Proposed Maximum Offering Price Per Security."

Outside Front Page of Prospectus

6. Please remove the first two sentences of the opening paragraph that begin "Royal Bakery Holdings is a development…" as this disclosure is not responsive to Item 501 of Regulation S-K.

Table of Contents

7. We note the statement that "any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference." As it does not appear you are eligible to incorporate information by reference, please delete the language referring to information incorporated by reference. Please refer to General Instruction VII to Form S-1.

Prospectus Summary, page i

Royal Bakery and its Business, page i

8. Please revise to state the type of cuisine with which your sub-franchisor will be involved. We note on page 15 that this will be "Hong Kong Style Cuisine."

9. Please revise to disclose here your auditor's going concern opinion. In addition please state the amount of cash you have on hand as of the most recently practicable date, your current monthly burn rate, and the month you will run out of funds without the addition of capital.

10. Please revise to briefly disclose your current source of revenues.

11. In the prospectus summary, please add disclosure that Egg Tart Café has yet to open any restaurants or any sub-franchisee restaurants.

12. Please briefly explain how a sub-franchise agreement will operate and how your company will receive revenues. Similarly provide a discussion under "Description of Business," at page 15.

13. Please provide a discussion explaining each of the conflicts of interest disclosed on page 3. State, if true, that there is no agreement stating that any conflicts will be resolved in your favor.

14. It appears form your disclosure on page 18 that some of your officers are currently involved in other businesses. To the extent that your officers intend to devote only a limited amount of time to your business, please revise here to disclose how much time your officers intend to devote to your business and add a risk factor that addresses the effect that this could have on your business.

The Offering, page i

15. We note Section 4 to exhibit 9.1, Shareholders Agreement. Please advise if the purchasers will need to execute the Shareholders Agreement.

Risk Factors, page 1

16. Please remove the last sentence from the introductory paragraph. All material risks should be discussed in this section. If a risk is deemed not material, please do not reference it.

17. Please add a risk factor addressing the additional costs you will occur from being a public company.

18. It appears from your signature pages that your officers also serve as directors. Please revise to include a risk factor that addresses the risk associated with the fact that because they are serving in both capacities they will be able to set their own compensation or explain why this is not necessary.

An inability to obtain additional financing, page 2

19. Please revise to state how much cash you have on hand as of the most recently practicable date. Please also update with any subsequent amendment.

20. We note the disclosure on page 22 that "two of [y]our directors are stationed in Hong Kong." Please provide a risk factor identifying them, addressing the fact that shareholders may have difficulty obtaining service of process against them, and discussing the difficulty of obtaining judgments against them in foreign

courts and the difficulty of having foreign courts honor the judgments of U.S. courts.

As an "emerging growth company," page 4

21. Please revise the third bullet point to also discuss the exemption available to you from Section 14A(b) of the Securities Exchange Act of 1934.

Determination of Offering Price, page 6

22. Please revise the first paragraph to state, as indicated on the outside front page of your prospectus that the stockholders are selling the shares at $1 per share until such time as the shares are quoted on the OTC Bulletin Board.

Selling Stockholders, page 6

23. Please tell us whether Eunik Investment, or any other selling shareholder, is a broker-dealer or an affiliate of a broker-dealer. If it is an affiliate of a broker-dealer but is not a broker dealer itself, please revise the prospectus to state that it (1) purchased its shares in the ordinary course of business and (2) at the time of the purchase of the shares to be resold, had no agreements or understanding, directly or indirectly, with any person to distribute the shares. If Eunik Investment, or any other selling shareholder, is an affiliate of a broker-dealer but you are not able to make these statements in the prospectus please revise to name it as an underwriter in the prospectus. To the extent that Eunik Investment is a broker-dealer please revise to name it as an underwriter in the prospectus.

24. Please provide a footnote disclosing the natural persons who exercise beneficial ownership over the shares owned by Eunik Investment.

Management's Discussion and Analysis, page 10

Plan of Operation, page 10

25. We note the reference to timeframes such as "[i]n the first 30 days," "[i]n 60 days" and "[i]n the first 270 days." Please revise to clearly state the starting date from which you are measuring. Is it from December 31, 2013, the date you filed the registration statement? To the extent that the timeframes have changed due to the passage of time please update the discussion accordingly.

26. We note the statement on page 11 "[w]e keep working on its menu and providing technical assistance." Please revise to explain here what responsibilities you have over Majestic Production. Explain whether this is based on contractual arrangement or otherwise.

27. Please revise this discussion to explain the budget that goes along with each step in your timeline. We note on page 13 that you plan "to invest $250,000 to execute the business plan." In doing so please also discuss the approximate planned cost of individual items such as hiring a product designer, a brand designer, an interior designer, consultants from Hong Kong, hiring two full time employees, and setting up "another central kitchen."

28. To the extent that any of the steps discussed are to be done by your affiliates rather than you and if any costs are to be borne by your affiliates rather than you please revise to clearly explain. We note for example that you "plan to set up another central kitchen." However we note from page 15 that Majestic Production, not you, owns your central kitchen.

29. Please revise to clearly state when you expect Egg Tart Café to likely launch its first OVO Café.

30. State when you expect to begin collecting your first royalties and first fees and in what amount.

Revenue, page 12

31. We note the disclosure that Hongry Kong started to buy food products from Royal Bakery. Please clarify if these food products were produced by Royal Bakery or a third party.

Description of Business, page 15

Description of Business, page 15

32. We note the disclosure on page 22 that "two of [y]our directors are stationed in Hong Kong." If either of these directors are also officers of the company please discuss how they will manage operations in California while residing overseas.

Franchise Fees and Royalty Fees, page 15

33. Please revise the first paragraph to state, as indicated on page F-11, that you will provide Egg Tart Café a defined territory, training for up to 15 hours, a loaned copy of the Company's Confidential Policy Manual, and samples of advertising and marketing materials.

34. Please delete marketing language that cannot be objectively substantiated such as "elegant atmosphere," "delicious foods," and "attractive prices."

Food and Product Sales, page 15

35. We note the statement regarding your agreement with Majestic Production that "[u]nder the agreement, [you] are to purchase no less than $500,000 of products from Majestic Production in the first year and no less than $750,000 and $1,000,000 in the second and third year." Please revise to explain from what date these dates are measured. In addition please revise to state whether there is any consequence if you do not purchase these amounts in these timeframes.

The Restaurant Industry, page 15

36. Please remove statistics about the size of the national restaurant market as it appears you will only be operating within a subsegment of this market and this does not represent your market potential. In this regard we note reference to "$660.5 billion," "980,000 restaurants," "$1.8 billion," "four percent of the U.S. gross domestic product," and "13.1 million employees."

Our Business Strategies, page 16

37. Please revise the second paragraph to indicate when you intend to execute this part of your strategy.

Management, page 17

38. Please revise this section to clearly identify which persons serve as your directors.

Certain Relationships and Related Transactions, page 21

39. Please revise the first bullet on page 22 to state how much was paid in December 2012.

Signatures, page II-6

40. Please revise the second half of the signature block to provide signatures with the indicated capacities of Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer or Controller. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

Exhibit 5.1

41. Please revise to file a signed and dated legality opinion prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551- 3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: William Rosenstadt, Esq.
        Sanders Ortoli Vaughn-Flam Rosenstadt LLP